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Mail Stop 6010								May 23, 2006

Wesley Dupont, Esq.
Allied World Assurance Holdings Ltd.
43 Victoria Street
Hamilton, Bermuda HM 12
F:  441-278-5400

      Re:	Allied World Assurance Holdings, Ltd.
      Registration Statement on Form S-1
      Filed March 17, 2006
		File No. 333-132507

Dear Mr. Dupont:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, p. 1
1. We note your response to prior comment 8. However, it does not appear that you have made revisions of the type we requested, other than to the Business Strategy subsection. Accordingly, we are reissuing the comment.
2. We note your response to comment 9. However, the presentation of the risks and weaknesses are not as prominent as the discussion of your strengths and strategy. Please revise to limit the discussion of your strengths and strategy to an identification of the aspects of each or revise the discussion of the risks to provide more detail.

Risk Factors, p. 15
A recent complaint filed..., p. 15
3. Please disclose the amount of damages plaintiff seeks in the case.

Critical Accounting Policies, page 43
Reserve for Losses and Loss Expenses, page 43

4. Refer to your response to comment 28. We note that you include this information on a net basis. Please revise your presentation to include this information on a gross basis. Also where you discuss the impact that a ten point change in the expected loss ratios used in your calculation on page 46, clarify that this is a reasonably likely change and include a discussion of why feel that this is a reasonably likely change.

5. In addition to the additional information requested above, please provide the following information regarding your reserves and reserving process:
a. Please disclose the amount of IBNR included in your reserve for loss and loss adjustment expense for each year presented. In addition please disclose the following:
1. Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
2. Please describe the nature and frequency of your procedures for determining management`s best estimate of loss reserves on both an annual and interim reporting basis.
b. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.
c. Where you identified the key assumptions that may materially affect the estimate of the reserve for loss and loss adjustment expenses, please disclose the following:
1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

6. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Financial Statements - December 31, 2005
General

7. Please update all of the financial statements included in the filing as required by Rule 3-12 of Regulation S-X.

2.  Significant Accounting Policies, page F-8
h)  Employee Warrant Compensation Plan, page F-11

8. Refer to your response to comment 40 and 42. Please revise your document to include a discussion of the changes that will be made to these plans at the time of the IPO along with any discussion of the expected accounting impact that these changes will have.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Peklenk at 202-551-3661 or James
Atkinson
at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at 202-551-3653 with any other questions.

      					Sincerely,



      					Jeffrey Riedler

Steve Seidman
Wilkie Farr Gallagher
787 Seventh Avenue
New York, NY 10019
F: 212-728-8111